Ronniel Levy
Senior Associate
Direct Dial: 646.218.7603
RLevy@hodgsonruss.com

August 19, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn.:	Robert Babula Staff Accountant, Division of Corporation Finance

Re:	China Broadband, Inc. File No. 0-19644 Form 10-KSB for the year ended December 31, 2007 Filed on April 15, 2008

Ladies and Gentlemen:

Reference is hereby made to the comment letter of the Securities & Exchange Commission (the “Staff”) dated as of July 16, 2008 (the “Comment Letter”), with respect to China Broadband, Inc., a Nevada corporation (the “Company”), Annual Report on Form 10-KSB, for the year ended December 31, 2007 (the “Original Report”). We are filing herewith an Amendment No. 1 to the Original Report (the “Amended Report”), and enclose, along with the original copy of this letter, three blacklined copies of the Amended Report marked to show changes against the Original Report. On behalf of the Company, below are the Company’s responses to the Comment Letter, in number order:

1.
SEC Comment: Please file your amended Form l0-K reflecting the changes you have agreed to make in your letter dated July 2, 2008. Once you have amended your filing we will evaluate your revised disclosures and we may have further comments. Please file an amendment that sets forth the complete text of each item as amended as required by Rule 12b-15. Further, please note the amended filing must also include new certifications by each principal executive officer and principal financial officer of the registrant.

Response

We have filed herewith, the Amended Report that sets forth all of our proposed changes in our correspondence dated as of July 2, 2008 as well as our additional changes discussed herein. In addition, as the changes required changes to the Quarterly Reports on Form 10-Q for the periods ended June 30, 2007, September 30, 2007 and March 31, 2008, we have filed amendments to these Quarterly Reports reflecting the changes discussed herein, to the extent applicable to such reports. These reports are “amended and restated” and set forth the complete text of each item as amended and restated as required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended.

Securities and Exchange Commission
August 19, 2008

SEC Comment

2.
We note your response to prior comments 3 and 4 of our letter dated June 3, 2008. You state you acquired a 51 % voting and equity controlling interest in Jinan Broadband based on the Cooperation Agreement and Exclusive Services Agreement.

•	Tell us if the regulations imposed or entitlements held by government authority inhibit your ability to exercise control of the entity notwithstanding your contractual agreements.

•
We note the Cooperation Agreement 2.2.2 provides for a 51 % equity interests for China Broadband Ltd. We also note that the Chairman of the Board is appointed by Jinan Parent. Your disclosure on page 3 states Jinan Parent maintains certain control under the Exclusive Cooperation Agreement. Please clarify how you exercise voting control over the operations of Jinan Broadband. Include in your response the operating decisions that require unanimous approval by the Board and those decisions that require a majority vote by the Board.

•
The first risk factor on page 14 states the terms of your agreements with Jinan Parent are statements of general intent and do not detail the rights and obligations of the parties. In your response you indicate you entered into various agreements that relate to your revenue sharing obligations and management rights over the business of Jinan Broadband. Please identify the specific agreements and paragraphs within those agreements that support your representation that you acquired and control Jinan Broadband.

Response

We note that this Cooperation Agreement (the “Cooperation Agreement”) has already been approved by the various governmental authorities prior to consummation of the transaction (see Section 2.2.4 and 2.3 of the Cooperation Agreement). In addition, section 4.1 of the Cooperation Agreement contains representations and warranties by Jinan Parent to the effect that the Cooperation Agreement and related transaction document were duly authorized and entered into and Section 4.2.5 of the Cooperation Agreement provides that all Governmental Authorizations (as defined therein) have been obtained. Specifically, the transaction has been approved by the Ministry of Information Industry (commonly known as “MII”), the State Administration of Radio, Film and Television (commonly known as “SARFT”) and the State Administration of Industry and Commerce (commonly known as “SIC”).

Securities and Exchange Commission
August 19, 2008

We note that only the chairman of the board of the PRC based subsidiary is appointed by Jinan Parent. Currently, the only board member appointed for this entity is Pu Yue. It is expected Marc Urbach will be appointed chairman of the board during the upcoming quarter. We also note specifically, in addition to the 51% voting and equity interest held by the Company through its wholly owned subsidiary and among other indicia of control, that:

•	pursuant to Section 2.5.1 of the Cooperation Agreement, the Company appoints three directors, with only two appointed by Jinan Parent, and
•
pursuant to Section 5 of the Cooperation Agreement, Jinan Parent was, prior to closing, prohibited from entering into certain transactions and contracts or transferring assets without the consent of the Company.

We also note that the Cooperation Agreement does not provide for decisions to be made on unanimous consent, but rather, on majority which is controlled by share ownership, board directorship and contractually, by the Company and its subsidiaries.

The revenue sharing obligations and management rights over the business of Jinan Broadband are detailed in the Cooperation Agreement which provides. A summary of the relevant sections is as follows:

•
Section 2.2.2 provides that all Assets (as defined in the Cooperation Agreement) are contributed to our 51% owned, subsidiary, which we refer to in our Original Report and Amended Report as Jinan Broadband,

•	Section 2.4 provides that Jinan Parent also transferred its employees to our Jinan Broadband subsidiary,
•	Section 2.5 provides that the above referenced board of our Jinan Broadband subsidiary is controlled (three of five directors) by the Company’s appointees,
•	Section 2.6 reflects the intent of the parties that Jinan Broadband be entitled to consolidate its revenues with its affiliates (i.e. the Company) for financial reporting purposes,
•	Section 3.2, which provided that Jinan Parent provide full customer and technical support to the newly created Jinan Broadband subsidiary,
•
Section 3.3 which provided that all pre-tax revenues of Jinan Parent generated during the term of the agreement and relating to the Jinan Broadband business be paid by them to our Jinan Broadband subsidiary,

•
Section 3.3, which contains a further assurances provision that requires the Jinan Parent entity to make its best efforts to cooperate with our subsidiary to adjust the specific financial arrangement of the revenue transfer under the Agreement in order to ensure compliance with relevant rules.

Securities and Exchange Commission
August 19, 2008

SEC Comment

3.
We note your response to comment seven of our letter dated June 3, 2008. Please explain to us why no value was assigned to the warrants issued to WestPark in connection with the private placement. In this regard, we noted the Company consummated a $4,000,000 equity financing wherein you sold an aggregate of 8,000,000 shares of your common stock and 4,000,000 warrants to purchase common stock at $2.00 per share.

Response

As described in our response to the Commission dated July 2, 2008 (the “July 2, 2008 Response Letter”) and in previous reports, on January 23, 2007, we conducted the first closing in connection with our private equity offering through our placement agent, WestPark Capital, Inc. ("WestPark"). We paid WestPark placement agent fees of $320,000 and also issued to them 640,000 warrants to purchase shares of our common stock at $0.60 per share in connection with the offering (the “WestPark Warrants”). The $320,000 placement fee paid was accounted for as a reduction of the equity we raised.  There was no public market for our shares or warrants at the date of the warrant issuance.  Accordingly, the 640,000 warrants were valued at $0.01, which is consistent with the value assigned to the warrants issued the same day to both BCGU LLC and Maxim Financial Corporation.  The Company did not allocate proceeds related to the issuance of the WestPark Warrants as their value of $6,400 was deemed immaterial relative to the total amount of the equity raised. The value of the WestPark Warrants are indeed already reflected in the total equity balance on the Company’s balance sheet as of December 31, 2007. Assigning value to these warrants would have only resulted in a re-classification between accounts, without effecting a change in the overall equity balance.

SEC Comment

4.
We note your response to comment eight of our letter dated June 3, 2008. Please explain to us how much revenue was recognized as of December 31, 2007 with respect to the prepayments you discuss. Furthermore, revenue should be recognized when earned. We would typically expect to see prepayments recorded as deferred revenue and amortized over time. Please revise your revenue recognition policy accordingly.

Response

After further investigation the Company discovered certain revenue received from prepaid service contracts should have been recorded as deferred revenue and amortized over time. For the year ended December 31, 2007, the Company determined it overstated revenues by approximately $165,000. The Company analyzed the cash payments received for a sampling period and found certain customers generally pay on an annual basis. Accordingly, the Company is concurrently filing restated financial statements for the year ended December 31, 2007, and for the interim quarterly periods ended June 30, 2007, September 30, 2007 and March 31, 2008. We have revised our disclosures related to revenue recognition in this regard. The Company has engaged outside consultants to assist in developing accounting procedures to properly account for such prepayments.

Securities and Exchange Commission
August 19, 2008

SEC Comment

5.
We note your response to comment nine of our letter dated June 3, 2008. Please be advised that EITF Issue no. 98-5 indicates that you should evaluate convertible debt securities for a beneficial conversion feature (BCF) at the commitment date. In this regard, please explain to us if a BCF was present at the commitment date. Explain to us what the difference in conversion price and the fair value of the common stock was at the commitment date. Please advise, or revise the financial statements accordingly to reflect the BCF.

Response

Based on EITF Issue no. 98-5, the commitment date with respect to the offering of convertible notes in January of 2008, was January 11, 2008, as the completion of the settlement agreements was a condition precedent to the investors’ obligations to commit to the offering, and such conditions were not satisfied until January 11, 2008. We note that the fair value of the Company’s common stock, as detailed in our previous correspondence, was approximately $0.33 per share as of January 11, 2008 (see response to Comment No. 9 of the July 2, 2008 Response Letter).

Very truly yours, /s/Ronniel Levy Ronniel Levy, Esq.